              SECOND SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH


                        MH MILLENNIUM ACQUISITION CORP.,
                          A WHOLLY-OWNED SUBSIDIARY OF

                          MH MILLENNIUM HOLDINGS LLC,

                                HAS AMENDED ITS
                           OFFER TO PURCHASE FOR CASH
                           ALL OUTSTANDING SHARES OF
                CLASS A COMMON STOCK AND CLASS B COMMON STOCK OF

                         HERBALIFE INTERNATIONAL, INC.
                                       AT
                              $17.00 NET PER SHARE


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
        MONDAY, FEBRUARY 14, 2000, UNLESS THE OFFER IS FURTHER EXTENDED.



     MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), hereby amends and supplements, as set forth herein, its Offer to Purchase, filed on September 17, 1999 (as amended, the "Offer to Purchase"), pursuant to which the Purchaser offered to purchase all outstanding shares of Class A common stock and Class B common stock of Herbalife International, Inc., a Nevada corporation. The first supplement to the Offer to Purchase, dated as of January 11, 2000 (the "First Supplement") provided information with respect to the making of a supplemental payment, equal to $0.81 per share, to stockholders that are members of the Settlement Class (as defined in the First Supplement) (the "Supplemental Payment") pursuant to the terms of a Stipulation of Settlement (the "Stipulation of Settlement"). This second supplement to the Offer to Purchase (the "Second Supplement") provides information with respect to the delivery by Bear, Stearns & Co. Inc. of an updated opinion (the "Updated Opinion") to the effect that, as of January 23, 2000, and subject to the assumptions and qualifications set forth therein, the consideration to be received in the Offer and the Merger, plus the Supplemental Payment, was fair, from a financial point of view, to the Public Stockholders.



     This Second Supplement should be read in conjunction with the Offer to Purchase and the First Supplement. Except as set forth in this Second Supplement, the terms and conditions previously set forth in the Offer to Purchase, as supplemented by the First Supplement, remain applicable in all respects to the Offer. Terms used but not defined in this Second Supplement have the meanings set forth in the original Offer to Purchase.



     Questions and requests for assistance, or for additional copies of this Second Supplement or other tender offer materials, may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover. Holders of Shares may also contact brokers, dealers or banks for additional copies of this Second Supplement or other tender offer materials.



     THE OFFER TO PURCHASE AND THIS SECOND SUPPLEMENT CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.


     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE


February 4, 2000

                                TENDERING SHARES

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either: (a) complete and sign the Letter of Transmittal previously delivered by Purchaser or Parent (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to such Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) together with the certificate(s) representing such Shares and any other required documents to U.S. Stock Transfer Corporation (the "Depositary") or tender such Shares pursuant to the procedures for book-entry transfer set forth under "The Tender Offer -- 3. Procedures for Tendering Shares" in the Offer to Purchase or (b) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

     Any stockholder who desires to tender such stockholder's Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedures for guaranteed delivery set forth under "The Tender Offer -- 3. Procedures for Tendering Shares" in the Offer to Purchase.

     STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO (I) TENDER SHARES PURSUANT TO THE OFFER, AND (II) IF THEY ARE MEMBERS OF THE SETTLEMENT CLASS, RECEIVE THE SUPPLEMENTAL PAYMENT. STOCKHOLDERS WHO HAVE TENDERED SHARES PURSUANT TO THE GUARANTEED DELIVERY PROCEDURE SHOULD COMPLY WITH THE REQUIRED PROCEDURES. SEE "THE TENDER OFFER -- 3. PROCEDURES FOR TENDERING SHARES" IN THE OFFER TO PURCHASE.

                             ADDITIONAL INFORMATION

SPECIAL FACTORS

     BACKGROUND OF THE OFFER AND THE MERGER. The discussion set forth in "Special Factors -- Background of the Offer and the Merger" in the Offer to Purchase is hereby amended as follows:


     To insert the following immediately before the discussion set forth in "Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" on page 10:



     Pursuant to the Stipulation of Settlement, on January 13, 2000, the First Supplement and the notice of pendency were circulated to the Settlement Class.



     At the January 24, 2000 meeting of the Special Committee, Bear Stearns delivered its opinion (the "Bear Stearns Updated Opinion" or the "Updated Opinion") to the effect that, as of January 23, 2000, and subject to the assumptions and qualifications set forth therein, the consideration to be received in the Offer and the Merger, plus the Supplemental Payment, was fair, from a financial point of view, to the Public Stockholders. For a description of the Updated Opinion, see "Special Factors -- Updated Opinion of Financial Advisor to the Special Committee".



     UPDATED OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE. Immediately following the discussion set forth in "Special Factors -- Opinion of Financial Advisor to the Special Committee" on page 19 of the Offer to Purchase, insert the following:



UPDATED OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE



     At the January 24, 2000 meeting of the Special Committee, Bear Stearns delivered its opinion (the "Bear Stearns Updated Opinion" or the "Updated Opinion") to the effect that, as of January 23, 2000, and subject to the assumptions and qualifications set forth therein, the consideration to be received in the Offer and the Merger, plus the Supplemental Payment, was fair, from a financial point of view, to the Public Stockholders.



     THE FULL TEXT OF THE BEAR STEARNS UPDATED OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BEAR STEARNS, IS ATTACHED AS ANNEX A

TO THIS SECOND SUPPLEMENT TO THE OFFER TO PURCHASE, AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE BEAR STEARNS UPDATED OPINION SET FORTH IN THIS SECOND SUPPLEMENT TO THE OFFER TO PURCHASE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BEAR STEARNS UPDATED OPINION. HERBALIFE STOCKHOLDERS ARE URGED TO READ CAREFULLY THE BEAR STEARNS UPDATED OPINION IN ITS ENTIRETY.



     The Updated Opinion is expressly intended for the benefit and use of the Special Committee and does not constitute a recommendation to the Special Committee or any holders of Shares as to whether to tender their Shares in the Offer. The Updated Opinion does not address the Continuing Stockholder's underlying business decision to pursue the Offer and the Merger.



     The consideration to be received by the Public Stockholders in the Offer and the Merger was determined by Mr. Hughes and the Special Committee through arm's-length negotiations. Although Bear Stearns was consulted and provided certain advice to the Special Committee from time to time during the course of such negotiations, the consideration to be received was not based on any recommendation by Bear Stearns. The Special Committee did not provide specific instructions to, or place any limitations upon, Bear Stearns with respect to the procedures to be followed or factors to be considered by Bear Stearns in performing its analyses or rendering the Bear Stearns Updated Opinion. The Supplemental Payment was determined through negotiations between counsel for the Settlement Class Members and counsel for Defendants in the Class Action.



     In the course of performing its review and analyses for rendering the Updated Opinion, Bear Stearns:



     - reviewed the Merger Agreement and the Stipulation of Settlement;



     - reviewed Herbalife's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1996 through 1998, and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;



     - reviewed certain operating and financial information, including revised projections, provided to Bear Stearns by management relating to Herbalife's business and prospects;



     - met with certain members of Herbalife's senior management to discuss Herbalife's business, operations, historical and revised projected financial statements and future prospects;



     - reviewed the historical prices, valuation parameters and trading volumes of the Class A Shares and Class B Shares of Herbalife;



     - reviewed publicly available financial data, stock market performance data and valuation parameters of companies which Bear Stearns deemed generally comparable to Herbalife;



     - reviewed the terms of recent acquisitions of companies which Bear Stearns deemed generally comparable to Herbalife;



     - performed discounted cash flow analyses based on the revised projections for Herbalife furnished to Bear Stearns; and



     - conducted other studies, analyses, inquiries and investigations that Bear Stearns deemed appropriate.



     In the course of its review, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the revised projections provided to it by Herbalife. With respect to Herbalife's revised projected financial results, Bear Stearns assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Herbalife as to the expected future performance of Herbalife. Further, Bear Stearns has relied upon representations of the senior management of Herbalife that the audited 1999 financial results, when available, will not vary materially from Herbalife's estimated 1999 financial results. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the revised projections provided to Bear Stearns, and Bear Stearns further relied upon the assurances of the senior management of Herbalife that they were unaware of any facts that would make the information and projections provided to Bear Stearns incomplete or misleading. In arriving at the Updated Opinion, Bear

Stearns did not perform or obtain any independent appraisal of the assets or liabilities of Herbalife, nor was Bear Stearns furnished with any such appraisals.



     Bear Stearns noted that the Continuing Stockholder owns a majority of the Class A Shares and Class B Shares of Herbalife. Bear Stearns also noted that the Continuing Stockholder has represented to Bear Stearns and to the Special Committee that he has no intention of selling any of his Shares. Accordingly, neither Bear Stearns nor the Special Committee solicited, nor was Bear Stearns asked to solicit, third party acquisition interest in Herbalife. Bear Stearns assumed that the representations and warranties made in the Merger Agreement were true and that the Offer and the Merger will be completed in accordance with the terms of the Merger Agreement. The Bear Stearns Updated Opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date at such Updated Opinion.



     In connection with preparing and rendering the Bear Stearns Updated Opinion, Bear Stearns performed a variety of valuation, financial and comparative analyses. The summary of such analyses, as set forth below, does not purport to be a complete description of the analyses underlying the Bear Stearns Updated Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. Bear Stearns believes that its analyses must be considered as a whole, and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create an incomplete view of the processes underlying the Updated Opinion. Moreover, the estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, such estimates are inherently subject to substantial uncertainties.



     The following is a summary of the material valuation, financial and comparative analyses performed by Bear Stearns in arriving at the Bear Stearns Updated Opinion as of the date thereof.



     (i) Comparable Public Company Analysis. In the course of its analysis, Bear Stearns compared certain ratios and multiples of Herbalife to the corresponding ratios and multiples of certain publicly-traded companies that Bear Stearns believed were generally comparable to Herbalife (the "Comparable Companies"). The Comparable Companies included Natrol, Inc., Nature's Sunshine Products, Inc., NBTY, Inc., Nu Skin Enterprises, Inc., Nutraceutical International Corporation, Rexall Sundown, Inc., Twinlab Corporation, USANA, Inc. and Weider Nutrition International, Inc. The multiples and ratios were calculated based on publicly available financial information and research reports, and were adjusted for certain extraordinary and non-recurring items. Financial data reviewed included revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income and earnings per share ("EPS") for various time periods as well as certain operating margins, valuation statistics, financial ratios and projected growth rates. For purposes of its analysis, Bear Stearns also reviewed the harmonic mean of certain valuation multiples of the Comparable Companies.



     Among other analyses, for each of the Comparable Companies, Bear Stearns calculated the ratio of their equity value as of January 19, 2000 plus debt less cash and cash equivalents ("Enterprise Value") to their respective revenues, EBITDA and EBIT during the most recent 12-month period ("LTM") and projected calendar 1999 and 2000 revenues, EBITDA and EBIT and the ratios of their stock prices as of January 19, 2000 to their respective LTM earnings per share and projected calendar year 1999 and 2000 earnings per share. References to "P/E" in the tables below refers to a price to EPS multiple.

     Results of those analyses are summarized as follows:

                       REVENUE, EBITDA AND EBIT MULTIPLES


                                                                          ENTERPRISE VALUE/
                                         ------------------------------------------------------------------------------------
                                                    LTM                PROJECTED CALENDAR 1999      PROJECTED CALENDAR 2000
                                         --------------------------   --------------------------   --------------------------
                                         REVENUES   EBITDA    EBIT    REVENUES   EBITDA    EBIT    REVENUES   EBITDA    EBIT
                                         --------   ------   ------   --------   ------   ------   --------   ------   ------
HERBALIFE TRANSACTION MULTIPLE.........     0.52x     4.8x      5.8x     0.50x     4.6x      5.3x     0.48x     4.4x      5.1x
COMPARABLE COMPANIES MULTIPLE RANGE:
  Low..................................     0.46x     3.4x      4.2x     0.49x     3.3x      4.1x     0.40x     2.4x      3.0x
  Harmonic Mean........................     0.74      5.1       6.5      0.81      5.5       6.8      0.65      4.4       5.5
  High.................................     1.73     11.1      16.0      1.71     10.6      15.2      1.05      7.9       9.6

SHARE PRICE IMPUTED BY MULTIPLE:
  Low..................................   $16.98    $14.70   $14.90    $18.22    $14.84   $15.70    $16.44    $12.59   $13.06
  Harmonic Mean........................    24.33    19.29     20.25     26.66    21.21     22.48     23.22    18.38     19.50
  High.................................    49.56    35.93     42.09     50.35    36.37     43.55     34.25    29.13     30.40


                                 P/E MULTIPLES

                                                                    CALENDAR    CALENDAR
                                                           LTM        1999        2000
                                                           P/E        P/E         P/E
                                                          ------    --------    --------
HERBALIFE TRANSACTION MULTIPLE..........................    10.7x       9.6x        9.5x
COMPARABLE COMPANIES MULTIPLE RANGE:
  Low...................................................     7.4x       7.3x        5.3x
  Harmonic Mean.........................................    11.0       11.7         8.0
  High..................................................    29.9       27.1        16.9

SHARE PRICE IMPUTED BY MULTIPLE:
  Low...................................................  $12.35     $13.43      $ 9.82
  Harmonic Mean.........................................   18.34      21.67       15.02
  High..................................................   49.85      50.19       31.53

     Bear Stearns noted that the Comparable Companies that distributed their products predominantly through use of multi-level marketing generally traded at discounts to those companies which used traditional distribution channels. Further, Bear Stearns observed that the companies which traded above the harmonic mean tended to be larger companies (relative to Herbalife) in terms of equity market capitalization and value of public float. Bear Stearns also noted that earnings forecasts were not generally available for certain of the smaller Comparable Companies, which may provide an upward bias to the harmonic means of forecasted earnings.

     Bear Stearns also analyzed the historical and revised projected financial performance of Herbalife as well as the historical and projected financial performance of the Comparable Companies. Bear Stearns observed that Herbalife's historical growth rates of revenues and earnings were generally lower than those of the Comparable Companies and that such slower growth was generally expected to continue in the future based on the revised management projections. Bear Stearns also compared Herbalife's profit margins to those of the Comparable Companies and noted that Herbalife's margins were generally lower than those of the Comparable Companies.

     Bear Stearns chose the Comparable Companies because they have general business, operating and financial characteristics similar to those of Herbalife. However, Bear Stearns noted that no company used in the foregoing analysis is identical to Herbalife. Accordingly, Bear Stearns did not rely solely on the mathematical results of the analysis, but also made qualitative judgments concerning differences in financial and operating characteristics of Herbalife and the Comparable Companies and other factors that could affect the values of each.

     (ii) Comparable Transactions Analysis. Bear Stearns reviewed certain publicly-available financial information related to 14 merger and acquisition transactions completed or pending completion over the prior four years that it deemed generally comparable to the Transaction (the "Comparable Transactions"). For each of the Comparable Transactions, Bear Stearns reviewed certain publicly-available financial information for the acquired companies including revenue, EBITDA, EBIT, net income and certain valuation statistics, as adjusted for certain extraordinary and non-recurring items. Bear Stearns observed that the multiples paid in the Comparable Transactions were generally substantially higher than those implied for Herbalife in the Offer and the Merger. Bear Stearns noted that all but two of these transactions took place prior to the substantial decline in the stock prices of companies in thevitamin and nutritional supplement sector beginning in the summer of 1998. Bear Stearns noted that the equity market capitalizations for publicly-traded companies in the vitamin and nutritional supplement sector in most cases fell by over 50% (and in the case of one company as high as 83%) from June 1998 as compared to September 1999. Valuation multiples for such companies fell similarly. Valuation multiples for the Comparable Companies as of January 2000, with the exception of NBTY, Inc., have remained at approximately the same levels, or slightly lower levels, compared to September 1999. Accordingly, Bear Stearns put little weight on its analysis of Comparable Transactions in reaching its valuation conclusions.



     Bear Stearns noted that no transaction used in the foregoing analysis is identical to the Offer and the Merger. Accordingly, Bear Stearns did not rely solely on the mathematical results of the analysis, but also made qualitative judgments concerning differences in financial and operating characteristics of the Comparable Transactions and other factors that could affect the value of the companies or transactions to which Herbalife or the Offer and the Merger are being compared.



     (iii) Discounted Cash Flow Analysis. In the course of this analysis, Bear Stearns, based on revised management projections, calculated a stream of future unlevered free cash flows for the years ended December 31, 2000 to 2006. Unlevered free cash flow, as calculated by Bear Stearns, is equal to tax-effected earnings before interest and taxes (EBIT) plus depreciation and amortization less capital expenditures and working capital requirements. The cash flows were discounted at certain discount rates ranging from 12.0% to 16.0%, based on a weighted average cost of capital estimated, in part, by using the Comparable Companies. A terminal value was calculated to estimate the value of all future cash flows by using a growing perpetuity of the 2006 (the last projected year) cash flow, assuming perpetual growth rates of between 0.0% to 4.0%. Such perpetual growth rates imply terminal value multiples of EBITDA of 3.9x to 5.7x (at a discount rate of 14%). The summation of the present value of the projected unlevered free cash flows and the present value of the terminal value yielded per share results is summarized in the following table:



                                                          PERPETUAL GROWTH RATES
                                                ------------------------------------------
                                                 0.0%     1.0%     2.0%     3.0%     4.0%
                                                ------   ------   ------   ------   ------
Discount Rates:
12.0%.........................................  $21.03   $21.84   $22.81   $23.99   $25.48
14.0%.........................................   18.57    19.10    19.71    20.44    21.31
16.0%.........................................   16.73    17.09    17.50    17.98    18.53



     Bear Stearns also performed certain sensitivity analyses assuming higher and lower revenue growth rates (+/- 5% revenue growth rate from the management projections) and higher and lower profit margins (+/- 2% EBITDA margin). Such analyses produced values for Herbalife of $13.40 to $27.39 per share.

     (iv) Public Shareholder Valuation Analysis. Bear Stearns examined the present value to stockholders of holding Herbalife stock for three and five years. Specifically, Bear Stearns assumed that Herbalife continued to pay dividends at the current level and that the hypothetical stock price in three and five years was estimated based on multiplying projected EPS (based on the revised management projections) by a range of P/E multiples. The sum of the present value of the dividend stream and the present value of the estimated stock price at the end of the projected period was used to determine a hypothetical current value for the stock. Bear Stearns used a range of discount rates from 12.0% to 20.0%, based on the estimated cost of equity capital for Herbalife. The range of present values of the projected dividend payments and the estimated future stock price after five years is summarized in the following table:



                                                          P/E MULTIPLE -- YEAR 5
                                                ------------------------------------------
                                                 8.0X    10.0X    12.0X    14.0X    16.0X
                                                ------   ------   ------   ------   ------
Discount Rates:
12.0%.........................................  $12.38   $14.93   $17.48   $20.04   $22.59
14.0%.........................................   11.41    13.75    16.08    18.42    20.76
16.0%.........................................   10.53    12.68    14.82    16.96    19.10
18.0%.........................................    9.74    11.71    13.68    15.64    17.61
20.0%.........................................    9.03    10.84    12.64    14.45    16.26



     Similarly, Bear Stearns performed such analysis using the future stock price after three years. Based on this analysis, a range of stock prices from $11.16 to $25.78 was calculated.



     (v) Historical Stock Price Analysis. Bear Stearns reviewed the historical closing stock prices of Herbalife Class A Shares and Herbalife Class B Shares. Over the prior twelve months ending on September 9, 1999, (which was shortly prior to the Transaction announcement on September 13, 1999), Herbalife's Class A Shares had traded between a high of $16.25 on January 14, 1999 and a low of $7.50 on October 8, 1998 and Herbalife's Class B Shares traded between a high of $13.00 on January 14, 1999, and a low of $6.00 on October 8, 1998. Bear Stearns also observed that Herbalife's non-voting Class B Shares have consistently traded at a substantial discount to the voting Class A Shares since the recapitalization in December 1997 and up to the Transaction announcement.



     Bear Stearns noted that the stock prices of Herbalife during 1997 and the first half of 1998 were generally above $20.00, with the stocks trading for a short period of time above $30.00. Bear Stearns also noted that the stock prices of Herbalife fell significantly during the summer of 1998, which coincided with
(i) difficult market conditions and reduced financial performance in certain of Herbalife's international markets, including Russia, and (ii) an overall decline in the stock prices for companies in the vitamin and nutritional supplement sector due in part to perceived slowing of industry growth rates and increased competition in the sector.



     Bear Stearns observed that, based on the proposed transaction price to the Public Stockholders of $17.81 per share (including the Supplemental Payment) for both the Class A Shares and the Class B Shares, the following premia were applicable as of September 9, 1999:



                                                               TRANSACTION PREMIUM OVER
                     PERIOD PRIOR TO                       --------------------------------
                TRANSACTION ANNOUNCEMENT                   CLASS A SHARES    CLASS B SHARES
                ------------------------                   --------------    --------------
One-Day Prior............................................       47.6%             91.2%
One-Month Prior..........................................       49.2              86.2
20 Trading Days Average..................................       48.2              90.5
One-Year Average.........................................       50.5              87.0
52-Week High.............................................        9.6              37.0
52-Week Low..............................................      137.5             196.8



     Bear Stearns compared these premia with those of certain "going private" and "minority buy-in" transactions which it deemed comparable and found that the premia to be paid in the Transaction to the Class A Shares were generally above the premia paid in such transactions, with the premia to the Class B Shares generally at the high end of such transactions. Bear Stearns further noted that while premia analyses are an indicia of value, such analyses by themselves were not sufficient to reach conclusions as to financial fairness.



     (vi) Other Analyses. Bear Stearns conducted such other analyses as it deemed necessary, including the following:



     - reviewing historical and revised projected financial and operating data for Herbalife;



     - analyzing selected investment research reports on, and earnings and other estimates for, Herbalife;



     - analyzing the historic stock performance and trading volume for both classes of Herbalife common stock, prior to the Transaction announcement;



     - analyzing the historic dividend payments and dividend yields of Herbalife;



     - reviewing available information regarding the institutional holdings of both classes of Herbalife common stock, prior to the Transaction announcement; and



     - analyzing illustrative investment returns to a potential financial buyer in a hypothetical third-party leveraged buyout of Herbalife.



     The Special Committee engaged Bear Stearns as its financial advisor based on Bear Stearns' experience and expertise. Bear Stearns is an internationally recognized investment banking firm that has substantial experience in the healthcare and consumer products industries and expertise in transactions similar to the Transaction. As part of its investment banking business, Bear Stearns is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to the terms of its engagement letter dated July 21, 1999 (as amended on January 10, 2000) (the "Bear Stearns Engagement Letter"), the Special Committee has agreed to have Herbalife (i) pay Bear Stearns a non-refundable retainer in the amount of $400,000, (ii) pay Bear Stearns a fee of $1.35 million in connection with the delivery of the Bear Stearns Opinion, (iii) pay Bear Stearns a fee of $500,000 in connection with the delivery of the Bear Stearns Updated Opinion and
(iv) reimburse Bear Stearns for all reasonable out-of-pocket expenses (including fees and disbursements of counsel, and of other consultants and advisors retained by Bear Stearns). Herbalife has also agreed to indemnify Bear Stearns and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws. In the ordinary course of business, Bear Stearns may actively trade the equity securities of Herbalife for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

                                                                         ANNEX A


BEAR STEARNS LOGO                                           BEAR STEARNS ADDRESS


January 23, 2000



The Special Committee of the Board of Directors


Herbalife International, Inc.


1800 Century Park East


Los Angeles, CA 90067



Gentlemen:



     We understand that Herbalife International, Inc. ("Herbalife") and one or more entities directly or indirectly controlled by Mark Hughes (the "Principal Shareholder") entered into a merger agreement dated September 13, 1999, (the "Agreement") pursuant to which all outstanding shares of Class A and Class B common stock of Herbalife other than those already owned by the Principal Shareholder will receive $17.00 per share in cash (the "Consideration to be Received") by means of a tender offer (the "Tender Offer") followed by a subsequent merger (the "Merger"). The Agreement also provides for the cashing out of each outstanding option to acquire Herbalife common stock (other than those held by the Principal Shareholder) at a price equal to $17.00 per share less the applicable exercise price of such option. Further, the Agreement calls for Herbalife to make certain loans (which may be forgiven under certain circumstances) to the Principal Shareholder in the aggregate amount of approximately $215 million (such series of transactions herein collectively referred to as the "Transaction"). You have provided us with a copy of the Agreement. We note that although the Principal Shareholder controls a majority of the Class A and Class B common stock, the Agreement provides for a condition to the Transaction that requires holders of at least a majority of the outstanding shares of each class of Herbalife common stock not owned by the Principal Shareholder to tender such shares in the Tender Offer. The Agreement also provides for the right for holders of Class A and Class B common stock to dissent and receive appraised value for their shares.



     We also understand that on January 6, 2000 Herbalife reached a tentative agreement to settle certain outstanding lawsuits related to the Transaction (the "Stipulation of Settlement"). Under the Stipulation of Settlement, the Principal Shareholder will be required, among other things, to make a supplemental payment (the "Supplemental Payment") to the Settlement Class Members (as that term is defined in the Stipulation of Settlement) in an amount equal to $0.81 per share in cash.



     You have asked us to render our opinion as to whether the Consideration to be Received, together with the Supplemental Payment, is fair, from a financial point of view, to the shareholders of Herbalife, excluding the Principal Shareholder.



     In the course of performing our review and analyses for rendering this opinion, we have:



     - reviewed the Agreement and the Stipulation of Settlement;



     - reviewed Herbalife's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1996 through 1998, and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999.



     - reviewed certain operating and financial information, including revised projections, provided to us by management relating to Herbalife's business and prospects;



     - met with certain members of Herbalife's senior management to discuss Herbalife's business, operations, historical and projected financial statements and future prospects;



     - reviewed the historical prices, valuation parameters and trading volumes of the Class A and Class B common stock of Herbalife;



     - reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Herbalife;

     - reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Herbalife;



     - performed discounted cash flow analyses based on the revised projections for Herbalife furnished to us; and



     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the revised projections, provided to us by Herbalife. With respect to Herbalife's revised projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and relied upon the judgments of the senior management of Herbalife as to the expected future performance of Herbalife, including representations that the audited 1999 financial results, when available, will not vary materially from Herbalife's estimated 1999 financial results. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of Herbalife that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Herbalife, nor have we been furnished with any such appraisals.



     We note that the Principal Shareholder owns a majority of the shares of Class A and Class B common stock of Herbalife. We also note that the Principal Shareholder has represented to us and to the Special Committee of the Board of Directors of Herbalife (the "Special Committee") that he has no intention of selling any of his holdings of Herbalife common stock. Accordingly, we have not solicited, nor were we asked to solicit, third party acquisition interest in Herbalife. We have assumed that the representations and warranties made in the Agreement are true and that the Transaction (including the Merger) will be completed in accordance with the terms of the Agreement. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.



     We have acted as a financial advisor to the Special Committee in connection with the Transaction and have received a fee for such services. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Herbalife for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.



     It is understood that this letter is intended for the benefit and use of the Special Committee and does not constitute a recommendation to the Special Committee or any holders of Herbalife common stock as to whether to tender their shares in the Tender Offer or how to vote in connection with the Merger. This opinion does not address Herbalife's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender offer document or proxy statement to be distributed to the holders of Herbalife common stock in connection with the Transaction.



     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received, together with the Supplemental Payment, is fair, from a financial point of view, to the shareholders of Herbalife, excluding the Principal Shareholder.



                                          Very truly yours,



                                          BEAR, STEARNS & CO. INC.



                                          By:     /s/ DAVIES B. BELLER

                                            ------------------------------------

                                                      Davies B. Beller


                                                  Senior Managing Director

     Facsimile copies of the Letter of Transmittal previously delivered properly completed and duly signed, will be accepted. The Letter of Transmittal previously delivered, certificates for Shares and any other required documents should be sent by each stockholder of the Company or the stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                        U.S. STOCK TRANSFER CORPORATION

 By Registered or Certified Mail:          Facsimile Transmission:            By Hand or Overnight Delivery:

  U.S. Stock Transfer Corporation     (for Eligible Institutions Only)        U.S. Stock Transfer Corporation
        1745 Gardena Avenue                                                         1745 Gardena Avenue
        Glendale, CA 91204                      818-502-1737                        Glendale, CA 91204
  Attn: Reorganization Department                                             Attn: Reorganization Department

                                         For Confirmation Telephone:
                                                818-502-1404

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal previously delivered or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                         New York, New York 10005-4495

             Banks and Brokerage Firms Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 928-0153

                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE
                            2121 Avenue of the Stars
                         Los Angeles, California 90067
                         (310) 282-7667 (call collect)